Exhibit 3.1

Article X to the amended and restated bylaws of International Textile Group, Inc. as adopted effective October 24, 2016 is set forth below:

ARTICLE X

FORUM SELECTION

Section 10.1 Forum Selection. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary or legal duty owed by any current or former director, officer, employee, stockholder or agent of the Corporation to the Corporation or its stockholders, (c) any action asserting a claim against the Corporation, its current or former directors, officers, employees, stockholders or agents arising pursuant to any provision of the DGCL or the Amended Certificate of Incorporation or these Amended Bylaws (as either may be amended from time to time), or (d) any action asserting a claim against the Corporation, its current or former directors, officers, employees, stockholders or agents governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, solely if such court does not have jurisdiction, the Complex Commercial Litigation Division of the Superior Court of the State of Delaware, or, solely if the Court of Chancery of the State of Delaware and the Complex Commercial Litigation Division of the Superior Court of the State of Delaware do not have jurisdiction, the United States District Court for the District of Delaware) (the Court of Chancery of the State of Delaware is referred to herein as the “Designated Court”).

Section 10.2 Foreign Action. To the fullest extent permitted by law, if any action the subject matter of which is within the scope of the preceding paragraph is filed in a court (a “Foreign Court”) other than the Designated Court (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (a) the personal jurisdiction of the Designated Court in connection with any action brought in any such Foreign Court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.